Exhibit 7(c)

For Protective’s Premiere Executive Variable Life product:

Generali USA Life Reassurance Company (formerly Business Men’s Assurance Company of America) (Kansas City, Missouri)

Munich American Reassurance Company (Atlanta, GA)

RGA Reinsurance Company (St. Louis, Missouri)

SCOR Life U.S. Re Insurance Company (Addison, Texas)

Security Life of Denver Insurance Company (Denver, Colorado)

Swiss Re Life & Health America Inc. (Stamford, Connecticut)